EXHIBIT 99.2

Vivendi Universal’s Board of Directors
Announces Company’s Strategic Direction,
Outlines Asset Disposal Plan
And Creates New Board Composition

Paris, September 25, 2002 –Vivendi Universal [Paris Bourse: EX FP; NYSE: V] announced that its Board of Directors met today, September 25, 2002. It noted the resignation of six of its members: Mrs. Esther Koplowitz, Mr. Richard Brown, Mr. Eric Licoys, Mr. Samuel Minzberg, Mr. Simon Murray and Mr. Serge Tchuruk. On the proposal of the Chairman, Mr. Jean-René Fourtou, the Board elected Mr. Fernando Falco y Fernandez de Cordoba as a non-executive director. The Board of Directors is thus reduced to a more streamlined 12 members. Mr. Jean-René Fourtou asked the Human Resources Committee to propose a complete reorganization of the various Board Committees at the next Board Meeting with a view to finalizing them and, if necessary, bringing them into line with the new European and U.S. standards that are currently in development, as well as the Bouton report on corporate governance in France.

Following the meeting, Mr. Jean-René Fourtou, Chairman and CEO of Vivendi Universal, declared:

“The Board has noted with satisfaction the decisive progress made during the past three months. We are leaving the crisis behind us. The main sources of loss have been reduced, sold or halted, or are about to be. The reduction of the company’s debt has started through a major asset disposal plan that will be carried through with determination with the target of achieving at least 12 billion euros over 18 months. Vivendi Universal Publishing future disposal is part of this plan.

The Board has approved the decision to enhance the value of the company’s entertainment businesses and develop them. It is a market in which Vivendi Universal is already among the world leaders. To meet that challenge, our objective is to create a true partnership, on both sides of the Atlantic, with the senior executives and talented employees that are the key to these businesses. The partnership will be based on financial agreements and management methods.”

Jean-René Fourtou went on to add: “With regard to Cegetel, the Board was pleased with the company’s excellent results, and we are continuing to study every possible solution that would be favorable to our shareholders and compatible with our primary financial objectives. It must be understood that we do not have the capacity to take back majority control of Vivendi Environnement. We, therefore, must make optimum use of our interest in Vivendi Environnement, and examine, in close collaboration with its management, how the relationship between Vivendi Universal and Vivendi Environnement should develop.

The Vivendi Universal Chairman concluded: “The employees have experienced moments of great anxiety during the past year. I want to thank each of them, on behalf of the company, for the significant work they have accomplished and to acknowledge their professionalism.”

1.     We are leaving the crisis behind us.

In a very unfavorable economic climate, marked by the Enron and Worldcom scandals, the downgrading of Vivendi Universal’s status by the rating agencies and the banks’ sudden loss of confidence in the company’s future, brought the financial crisis to a height in early July. The cash crunch came when the company had an untenable level of debt given the available cash flow (35 billion euros at June 30, 2002, of which 19 billion euros for Media and Communication), with repayment terms that were too tight and could not be rescheduled.

The situation was resolved in two phases.

•     On July 10, 2002, Vivendi Universal obtained a short-term credit line of 1 billion euros from a group of seven international banks. This facility pushed back the risk of immediate default, and gave the company time to negotiate refinancing so that it could meet its needs over a longer term.

•     On September 18, 2002, the banks agreed a 3 billion euro medium-term credit line, replacing the 1 billion euro facility obtained in July. This loan takes the form of three tranches, each one secured, with repayment dates spread over the period from November 2003 to December 2004 at the latest. It will give the company a breathing space pending receipt of revenue from the disposal of assets.

The risk associated with the company’s cash position is therefore in the process of being eliminated, especially since negotiations on extending the repayment date of the Vivendi Universal Entertainment credit line (1.6 billion euros) from November 2002 to November 2003 are at a very advanced stage.

2.     The main sources of loss have been reduced, sold or halted, or are about to be

The main sources of loss have been clearly identified. They have been reduced, sold or halted, or are about to be: Canal+ Italy, Poland, Benelux and Scandinavia are going to leave Vivendi Universal’s landscape. Vizzavi has been sold (excluding Vizzavi France, which is now wholly owned). Scoot and Divento are in the process of being closed.

The other Internet assets will be sold or integrated with the businesses to which they report. In addition, measures have been taken to reduce Paris and New York headquarters costs, as well as communication and sponsorship expenditure.

3.     The company is progressing in its debt reducing program through a significant asset disposal plan that will be carried through with determination

Within the next 18 months, Vivendi Universal is expected to sell off assets worth 12 billion euros, of which divestments of at least 5 billion euros will be completed within nine months. This plan will return the company to a financial situation that should earn it BBB/Baa2 status from the rating agencies.

The main assets in the disposals plan, subject to consultation with employee representatives and labor unions, include:

•	Canal+ activities outside France (Italy, Poland, Benelux, Scandinavia) and Canal+ Technologies;

•	The interest in the “new Canal+ above 49%”;

•	Telecoms activities outside France (Poland, Hungary, Kenya, etc.);

•	Internet activities;

•	Press (Comareg, Express-Expansion) and publishing (VU Publishing);

•	Minority interests;

•	Miscellaneous assets (property, distribution, airplanes, energy production, etc.);

•	Monetization of a minority stake of VU Games

With the exception of VUP, these are primarily non-core businesses, which should have been sold off anyway due to the difficulties involved in managing such a complex and disparate range of activities.

Several disposals, for a total amount of around 1.1 billion euros, have already been finalized.

In addition, Vivendi Universal confirms having received acquisition proposals for Vivendi Universal Publishing (VUP) in its entirety. These proposals are currently being studied, in the best interest of the shareholders of Vivendi Universal, Vivendi Universal Publishing and VUP employees.

Vivendi Universal specifically asked all potential acquirers to include in their proposals commitments regarding the preservation of VUP’s French cultural heritage. These commitments will be made public.

4.     The entertainment businesses will be enhanced and developed

Vivendi Universal’s aim is to streamline its consolidation scope. The new Vivendi Universal is an entertainment company focused on the creation of consumer content, and with two important minority interests, Cegetel and Vivendi Environnement.

Vivendi Universal is among the world’s leading media and communication companies and is number one in Europe. Entertainment (music, film, TV, parks and games) is its core business. The company has excellent assets, strong prospects for growth in these activities, high quality management teams and creative talents, and outstanding brands (Universal and Canal+). These will contribute to the enhancement of the media and communication activities with the primary goal of creating maximum value for all of its shareholders.

With regard to Cegetel, against the new backdrop created by the expiry of the standstill clauses in the shareholder agreements, Vivendi Universal is studying every possible solution that will favor value creation, in accordance with terms that are compatible with our priority financial objectives.

With regard to Vivendi Environnement, as Vivendi Universal cannot take back majority control, the aim is to optimize our stake and to examine, with Vivendi Environnement management, how relationship between Vivendi Universal and Vivendi Environnement should develop.

5.     First-half 2002 financial statements

The Board of Directors approved the reviewed financial statements for the first half of 2002. These financial statements will replace the interim results published on August 14, 2002. The full statements will be published in the usual way and made available on www.vivendiuniversal.com in the Shareholders section, as well as on the Investor Relations Website at http://finance.vivendiuniversal.com. They will also be available on request from the Shareholder Information Department.

6.     The PwC assignment

The PwC assignment consisted of delivering some information to the new general management about some specific aspects, but it was not an audit of Vivendi Universal’s accounts. To date, this assignment has not revealed any malfunction of a nature to bring the sincerity of the written financial information provided by Vivendi Universal into question. On the contrary, it has revealed the complexity of that information and has led to the identification of ways and means of improving and coordinating the procedures used by the various business units and the holding company, in particular in terms of cash, Vivendi Universal commitments, and basic accounting structures and processes. The Board noted senior management’s decision to take full account of these recommendations and adopt the measures necessary for implementing them as quickly as possible.

Important disclaimer

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance or business strategy. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that Vivendi Universal will be unable to obtain the referenced bank financings or that such financings prove inadequate to meet Vivendi Universal’s liquidity needs; that Vivendi Universal will be unable to dispose of the referenced assets on commercially acceptable terms or within the referenced time period; that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opérations de Bourse. Investors and security holders are urged to read those documents at the Commission’s web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, updates or to revise forward-looking statements.

CONTACTS:

Media Paris Antoine Lefort +33 (1) 71.71.1180 Alain Delrieu +33 (1) 71.71.1179 New York Anita Larsen +(1) 212.572.1118 Mia Carbonell +(1) 212.572.7556	Investor Relations Paris Laura Martin 917.378.5705 Laurence Daniel +33 (1).71.71.1233 New York Eileen McLaughlin +(1) 212.572.8961